If You receive the distribution in the form of the Contract. We will continue to administer the Contract according to its terms. However in that case, You may not make any additional Purchase Payments or take any loans. In addition the Company will rely on You to provide certain information that would otherwise be provided to the Company by the employer or plan administrator. The employer may choose distribution of the Contract as the default option. The employer may not choose distribution of a Contract as a default option when that Contract is an investment vehicle for a TSA ERISA plan.


OTHER PLAN TERMINATIONS

Upon termination of a retirement plan that is not a Section 403(b) plan, Your employer is generally required to distribute Your Plan benefits under the Contract to You.


This distribution is in cash. The distribution is a withdrawal under the Contract and any amounts withdrawn are subject to a Market Value Adjustment and any applicable surrender charges. Outstanding loans, if available, will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding, ordinary income tax and applicable federal income tax penalties. (See "Federal Tax Considerations.") Surrender charges will be waived if the net distribution is made under the exceptions listed in the "Surrenders" section of the prospectus. However, Your employer may not give You the opportunity to instruct the Company to make, at a minimum, a direct transfer to another funding option or annuity contract issued by Us or one of Our affiliates which may avoid a surrender charge. In that case, You will receive the net cash distribution, less any applicable Market Value Adjustment, surrender charge and withholding.




                               GUARANTEE PERIODS
--------------------------------------------------------------------------------
You will select the duration of the Guarantee Period and corresponding declared Guaranteed Interest Rate. Your Purchase Payment will earn interest at the Guaranteed Interest Rate during the entire Guarantee Period. All interest earned will be credited daily; this compounding effect is reflected in the Guaranteed Interest Rate.


             EXAMPLE OF COMPOUNDING AT THE GUARANTEED INTEREST RATE


BeginningAccount Value:       $50,000
Guarantee Period:             5 years
Guaranteed Interest Rate:     5.50% Annual Effective Rate



                                                                   END OF CONTRACT YEAR
                                           ---------------------------------------------------------------------
                                               YEAR 1        YEAR 2        YEAR 3        YEAR 4        YEAR 5
                                           ------------- ------------- ------------- ------------- -------------
Beginning Account Value                     $50,000.00
X (1 + Guaranteed Interest Rate)                 1.055
                                            ----------
                                            $52,750.00
                                            ==========
Account Value at end of Contract Year 1                   $52,750.00
X (1 + Guaranteed Interest Rate)                               1.055
                                            ----------    ----------
                                                          $55,651.25
                                            ==========    ==========
Account Value at end of Contract Year 2                                 $55,651.25
X (1 + Guaranteed Interest Rate)                                             1.055
                                            ----------    ----------    ----------
                                                                        $58,712.07
                                            ==========    ==========    ==========
Account Value at end of Contract Year 3                                               $58,712.07
X (1 + Guaranteed Interest Rate)                                                           1.055
                                            ----------    ----------    ----------    ----------
                                                                                      $61,941.23
                                            ==========    ==========    ==========    ==========
Account Value at end of Contract Year 4                                                             $61,941.23
X (1 + Guaranteed Interest Rate)                                                                         1.055
                                            ----------    ----------    ----------    ----------    ----------
                                                                                                    $65,348.00
                                            ==========    ==========    ==========    ==========    ==========
Account Value at end of Guarantee Period                                                            $65,348.00
                                            ==========    ==========    ==========    ==========    ==========
(i.e. Maturity Value)

as defined below). In addition, to the extent the annuity options have a guarantee period, choosing a shorter guarantee period will result in each payment being larger. Generally, if more than one frequency is permitted under Your Contract, choosing less frequent payments will result in each Annuity payment being larger.


Option 1 -- Life Annuity -- NO REFUND: The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for Beneficiaries.

Option 2 -- Life Annuity With 120, 180, or 240 Monthly Payments Assured: The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180, or 240 months as elected, We will continue making payments to the Beneficiary during the remainder of the period.

Option 3 -- Cash Refund Life Annuity: The Company will make Annuity Payments during the lifetime of the Annuitant. Upon the death of the Annuitant, the Beneficiary will receive a payment equal to the Cash Value applied to this option on the Annuity Commencement Date minus the dollar amount of Annuity Payments already paid.

Option 4 -- Joint And Last Survivor Life Annuity -- NO REFUND: The Company will make Annuity Payments during the joint lifetime of the Annuitant and a second person. On the death of either person, We will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 5 -- Payments For A Designated Period: We will make periodic payments guaranteed for the number of years selected which may be from five to thirty years. Please note that option 5 may not satisfy minimum required distribution rules for Qualified Contracts. Consult a tax advisor before electing this option.

Option 6 -- Annuity Proceeds Settlement Option: Proceeds from the death benefit may be left with the Company for a period not to exceed five years from the date of the Owner's or Annuitant's death prior to the Annuity Commencement Date. The proceeds will remain in the same Guarantee Period and continue to earn the same Guaranteed Interest Rate as at the time of death. If the Guarantee Period ends before the end of the five-year period, the Beneficiary may elect a new Guarantee Period with a duration not to exceed the time remaining in the period of five years from the date of the Owner's or Annuitant's death. Full or partial surrenders may be made at any time. In the event of surrenders, the remaining Cash Value will equal the proceeds left with the Company, minus any surrender charge and applicable Premium Tax, plus any interest earned. A Market Value Adjustment will be applied to all surrenders except those occurring at the end of a Guarantee Period.

Option 7 -- Other Annuity Options: We will make any other arrangements for Annuity Payments as may be mutually agreed upon by You and Us.

The tables in the Contract reflect guaranteed dollar amounts of monthly payments for each $1,000 applied under the first five annuity options listed above. Under options 1, 2 or 3, the amount of each payment will depend upon the age (and, for non-Qualified Contracts, where not prohibited by state law, sex) of the Annuitant at the time the first payment is due. Under option 4, the amount of each payment will depend upon the payees' ages at the time the first payment is due (and, for non-Qualified Contracts, where not prohibited by state law, the sex of both payees). Annuity rates will not be less than those guaranteed in the Contract.

The tables for options 1, 2, 3 and 4 are based on the 1983 Individual Annuitant Mortality Table A with ages set back one year and a net investment rate of 3% per annum. The table for option 5 is based on a net investment rate of 3% per annum. If mortality appears more favorable and interest rates so justify, at Our discretion, We may apply other tables which will result in higher payments for each $1,000 applied under one or more of the first five annuity options.


ANNUITY PAYMENT


The first payment under any annuity option will be made on the first day of the month following the Annuity Commencement Date. Subsequent payments will be made in accordance with the manner of payment selected and are based on the first payment date.

The option elected must result in a payment at least equal to the minimum payment amount according to Company rules then in effect. If at any time payments are less than the minimum payment amount, the Company has the right to change the frequency to an interval resulting in a payment at least equal to the minimum. If any amount due is less than the minimum per year, the Company may make other arrangements that are equitable to the Annuitant.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------
INTRODUCTION



The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") and the provisions of the Code that govern the Contract are complex and subject to change. The applicability of Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect You and your Contract. Nor does this discussion address other Federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the Contract. As a result, You should always consult a tax adviser for complete information and advice applicable to your individual situation.


You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transactions under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 ("ERISA").


We do not expect to incur Federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

To the extent permitted under Federal tax law, we may claim the benefit of the corporate dividends received deduction and of certain foreign tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

Any Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex



NON-QUALIFIED ANNUITY CONTRACTS


A "non-qualified" annuity Contract discussed here assumes the Contract is an annuity Contract for Federal income tax purposes, but the Contract is not held in a tax qualified "plan" defined by the Code. Tax qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities ("TSA"), 408 or "IRAs" (including SEP and SIMPLE IRAs), 408A or "Roth IRAs" or 457(b) or governmental 457(b) plans. Contracts owned through such plans are referred to below as "qualified" contracts.



ACCUMULATION


Generally, an owner of a non-qualified annuity Contract is not taxed on increases in the value of the Contract until there is a distribution from the Contract, either as surrenders, partial withdrawals or income payments. This deferral of taxation on accumulated value in the Contract is limited to Contracts owned by or held for the benefit of "natural persons." A Contract will be treated as held by a natural person even if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person.

In contrast, a Contract owned by other than a "natural person," such as a corporation, partnership, trust or other entity, will be taxed currently on the increase in accumulated value in the Contract in the year earned.


SURRENDERS OR WITHDRAWALS - EARLY DISTRIBUTION

If You take a withdrawal from your Contract, or surrender your Contract prior to the date You commence taking annuity or "income" payments (the "Annuity Starting Date"), the amount You receive will be treated first as coming from earnings (and thus subject to income tax) and then from your purchase payments (which are not subject to income tax). If the accumulated value is less than your purchase payments upon surrender of your Contract, You might be able to claim the loss on your Federal income taxes as a miscellaneous itemized deduction.

The portion of any withdrawal or distribution from an annuity Contract that is subject to income tax will also be subject to a 10% Federal income tax penalty for "early" distribution if such withdrawal or distribution is taken prior to You reaching age 59 1/2, unless the distribution was made:

applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state and foreign taxation with respect to an annuity contract purchase.



                        ABANDONED PROPERTY REQUIREMENTS
--------------------------------------------------------------------------------
Every state has unclaimed property laws that generally declare non-ERISA ("Employee Retirement Income Security Act of 1974") annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's Maturity Date or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or you last resided, as shown on our books and records, or to our state of domicile. (Escheatment is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent your Contract's proceeds from being paid to the state abandoned or unclaimed property office, it is important that you update your Beneficiary designations, including addresses, if and as they change. Please call 1-800-343-8496 to make such changes.



                     INFORMATION INCORPORATED BY REFERENCE
--------------------------------------------------------------------------------

Under the Securities Act of 1933, the Company has filed with the Securities and Exchange Commission ("SEC") a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Company's annual report on Form 10-K was filed with the SEC on March 30, 2015 via EDGAR File No. 033-03094. The Form 10-K contains information for the period ended December 31, 2014, about the Company, including consolidated audited financial statements for the Company's latest fiscal year. The Form 10-K is incorporated by reference into this prospectus.In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") prior to the termination of the offering, are also incorporated by reference into this prospectus. We are not incorporating by reference, in any case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules.


There have been no material changes in the Company's affairs which have occurred since the end of the latest fiscal year for which audited consolidated financial statements were included in the latest Form 10-K or which have not been described in a Form 10-Q or Form 8-K filed by the Company under the Exchange Act.

If requested, the Company will furnish, without charge, a copy of any and all of the reports or documents that have been incorporated by reference into this prospectus. You may direct Your requests to the Company at, 11225 North Community House Road, Charlotte, NC, 28277. The telephone number
1-800-343-8496. You may also access the incorporated reports and other documents at www.metlife.com.


The Company files periodic reports as required under the Exchange Act (including Form 10-K, 10-Q and 8-K). You may also read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.




                                    EXPERTS
--------------------------------------------------------------------------------
Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of the Company, its authority to issue such Contracts under Delaware law and the validity of the forms of the Contracts under Delaware law have been passed on by legal counsel for the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------
                     INFORMATION CONCERNING QUALIFIED PLANS



Plans eligible to purchase the Contract are pension and profit sharing Plans qualified under Section 401(a) of the Code, Section 403(b) Plans, and eligible state deferred compensation Plans under Section 457 of the Code ("Qualified Plans"). Trustees should consider whether the Plan permits the investment of Plan assets in the Contract, the distribution of such and Annuity and payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued Plan qualification and operation, earnings on Plan assets will accumulate value on a tax deferred basis even if the Plan is not funded by this Contract. Trustees therefore should consider features of the Contract other than tax deferral before investing in the Contract. In addition, because required minimum distributions must generally begin for Participants after age 70, (or, if later, when the Participant retires from employment with the employer maintaining the Plan, provided the Plan permits and the Participant is not a 5% or more owner), trustees should consider whether the Contract may be an appropriate purchase for Participants approaching or over age 70 1/2.


To apply for a group annuity Contract, the trustee or other applicant must complete an application or purchase order for the group annuity Contract and make a Purchase Payment. A group Annuity Contract will then be issued to the applicant. While no certificates are issued, each Purchase Payment and the account established thereby are confirmed to the Contract Owner. Each account will have its own optional Guarantee Period and Guaranteed Interest Rate. Surrenders under the group Annuity Contract may be made at the election of the Contract Owner, from the account established under the Contract. Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders"). Surrender values may be taken in cash or applied to purchase annuities for the Contract Owners' Qualified Plan Participants.

Because there are no individual participant accounts, the qualified group annuity Contract issued in connection with a Qualified Plan may not provide for death benefits. Annuities purchased for Qualified Plan Participants may provide for a payment upon the death of the Annuitant depending on the option chosen (see "Annuity Options"). Additionally, since there are no Annuitants prior to the actual purchase of an Annuity by the Contract Owner, the provisions regarding the Annuity Commencement Date may not be applicable.


                                      A-1